UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-9052

DPL INC.

(Exact name of registrant as specified in its charter)

1065 Woodman Drive
Dayton, Ohio 45432

Telephone: 937-224-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

Preferred Share Purchase Rights

Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value: 1 holder

Preferred Share Purchase Rights: 0 holders

Warrants: 1 holder

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Form 15 of DPL Inc. is to withdraw the previous filing on this Form 15 as it relates to Rule 12h-3 and with respect to the securities listed thereon.

Pursuant to the requirements of the Securities Exchange Act of 1934, DPL Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DPL INC.

Date:	February 21, 2012	By:	/s/ Arthur G. Meyer
			Name:	Arthur G. Meyer
			Title:	Senior Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.